AMENDED AND RESTATED SCHEDULE A

NAME OF PORTFOLIOS

Dated: August 24, 2017

●	Government Assets Portfolio
●	Municipal Portfolio
●	Prime Obligations Portfolio
●	Treasury Portfolio
●	Treasury Instruments Portfolio
●	U.S. Government Portfolio
●	U.S. Government Select Portfolio

NORTHERN INSTITUTIONAL FUNDS

By: /s/ Kevin P. O’Rourke

Name: Kevin P. O’Rourke

Title: Vice President

NORTHERN FUNDS DISTRIBUTORS, LLC

By: /s/ Mark Fairbanks

Name: Mark Fairbanks

Title: Vice-President